UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

In September and October 2014, Sanofi issued the statements attached hereto as Exhibits 99.1 to 99.8 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated October 28, 2014: Third Quarter 2014 Results

Exhibit 99.2	Press release dated October 20, 2014: Sanofi and Regeneron Announce Start of Phase 3 Study of Dupilumab in Patients with Atopic Dermatitis

Exhibit 99.3	Press release dated October 16, 2014: Sanofi Pasteur and Immune Design Collaborate on a Vaccine to Treat Herpes Simplex Virus

Exhibit 99.4	Press release dated October 14, 2014: Shantha’s Investigational Rotavirus Vaccine Enters Phase III Clinical Trials in India

Exhibit 99.5	Press release dated September 30, 2014: Sanofi and Regeneron Announce Positive Phase 2 Top-line Dupilumab Results in Patients with Chronic Sinusitis with Nasal Polyps

Exhibit 99.6	Press release dated September 17, 2014: Sanofi and MyoKardia Announce Groundbreaking Collaboration to Develop Targeted Therapies for Patients with Genetic Heart Disease

Exhibit 99.7	Press release dated September 11, 2014: At Four Years, Treatment Effect Maintained in More Than Two-Thirds of Patients Who Received Genzyme’s Lemtrada in Pivotal Studies

Exhibit 99.8	Genzyme Product Sales Statement, for the Product Sales Measuring Period ended September 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 2014	SANOFI

	By		/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated October 28, 2014: Third Quarter 2014 Results

Exhibit 99.2	Press release dated October 20, 2014: Sanofi and Regeneron Announce Start of Phase 3 Study of Dupilumab in Patients with Atopic Dermatitis

Exhibit 99.3	Press release dated October 16, 2014: Sanofi Pasteur and Immune Design Collaborate on a Vaccine to Treat Herpes Simplex Virus

Exhibit 99.4	Press release dated October 14, 2014: Shantha’s Investigational Rotavirus Vaccine Enters Phase III Clinical Trials in India

Exhibit 99.5	Press release dated September 30, 2014: Sanofi and Regeneron Announce Positive Phase 2 Top-line Dupilumab Results in Patients with Chronic Sinusitis with Nasal Polyps

Exhibit 99.6	Press release dated September 17, 2014: Sanofi and MyoKardia Announce Groundbreaking Collaboration to Develop Targeted Therapies for Patients with Genetic Heart Disease

Exhibit 99.7	Press release dated September 11, 2014: At Four Years, Treatment Effect Maintained in More Than Two-Thirds of Patients Who Received Genzyme’s Lemtrada in Pivotal Studies

Exhibit 99.8	Genzyme Product Sales Statement, for the Product Sales Measuring Period ended September 30, 2014